KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                          Denver, Colorado 80202-5427



                                August 9, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:  American TonerServ Corp.
          Amendment No. 3 to Registration Statement on Form SB-2
          File No. 333-120688

Dear Mr. Reynolds:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated August 5, 2005 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Management's Discussion and Analysis, page 9
--------------------------------------------

     Overview
     --------

     1. We note that as of December 31, 2004, you are the primary obligor with 41 companies and have $303,000 of contracts in force. Please update this information to the latest practicable date.

     We have updated the information to June 30, 2005, which is the latest practicable date that this amount can be calculated.

     Results of Operations:  Comparison of Years Ended December 31
     -------------------------------------------------------------

     2. In prior comment 12 dated July 8, 2005, we asked that you explain why toner revenue is down. The revised disclosure suggests the reason is because of sales staff reductions and turnover. Please elaborate on these reductions, the reasons for them and how you plan to address the reductions. If these reductions, or the reasons behind them, represent a material risk, consider addressing in a risk factor. Provide similar disclosure under Comparison of Three Months Ended March 31.

     We have revised the referenced disclosures and added disclosures concerning the sales staff reductions and the effect on toner revenue in response to this comment.


Page 2


     Liquidity and Capital Resources
     -------------------------------

     3. Please provide the basis for the following statement: "The base of service providers for our primary market of printers is still large and we believe that we can increase this service base when we execute our business strategy."

     We have revised the discussion about service providers to clarify that it is about the number of providers that would be available to us, and to disclose the basis for the statements made. In the past, the Company has increased and decreased the number of active service providers based on the number of equipment service calls it receives from customers. As the Company has shifted its business model and experienced a decrease in service revenues, the need for active service providers on a nationwide basis has diminished. However, through communications with these service providers and actual working experience with them on service calls, the Company believes that most of the providers will continue to work with the Company when it implements its national remanufacture toner strategy.

     4. Please provide your available cash balance as of the last practicable date.

      We have updated the amount of cash available to July 31, 2005, as requested.

Certain Transactions, page 28
-----------------------------

     5. We are unable to locate on Edgar the supplemental legal analysis requested in prior comment 24 dated July 8, 2005. Please file it on Edgar.

     The supplemental legal analysis was filed on EDGAR on August 5, 2005, as requested.

Closing Comments
----------------

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Page 3


     The Company is submitting a request that the effectiveness of the registration statement be accelerated to Friday, August 12, 2005 at 2:00 p.m., Eastern Daylight Time.

     Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on the other disclosure issues may be directed to William Bennett at (202) 551-3389.

                    _______________________________________

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter

                                 Very truly yours,

                                 KRYS BOYLE, P.C.



                                 By: /s/ James P. Beck
                                     James P. Beck


cc:  American TonerServ Corp.